UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
	Name:	Kal Sundaram
	Title:	Chief Executive Officer and Director

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2013
Six Month Net Sales Increases 12%, Operating Income Up 20%

Hawthorne, NY, November 12, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three months and six months ended September 30, 2013.

Quarter ended September 30, 2013 Highlights - compared to September 30, 2012
●	Net sales of $205.3 million, increased $44.3 million, or 27.5%, with slight increase in volumes
●	Gross profit, as a percentage of net sales was 77.7%, compared to 75.4%
●	Research and development expenses increased 36.4% to $14.9 million or 7.3% of net sales compared to 6.8%
●	Selling, marketing, general and administrative expenses, as a percentage of net sales, was 10.8% compared to 12.4%
●	Settlements and loss contingencies of $2.1 million compared to $8.0 million in 2012, related to certain price reporting litigations
●	Operating income increased to $120.3 million, or 58.6% of net sales, compared to $82.4 million, or 51.2% of net sales;
●	Net income attributable to Taro was $96.3 million compared to $65.4 million, resulting in diluted earnings per share of $2.15 compared to $1.46

Six Months ended September 30, 2013 Highlights - compared to September 30, 2012
●	Net sales of $358.5 million, increased $38.4 million, or 12.0%, with volumes relatively flat
●	Gross profit, as a percentage of net sales was 74.2%, compared to 73.5%
●	Research and development expenses increased 20.8% to $27.1 million or 7.6% of net sales compared to 7.0%
●	Selling, marketing, general and administrative expenses were relatively flat, however, as a percentage of net sales decreased from 13.6% to 12.0%
●	Settlements and loss contingencies of $2.1 million compared to $8.0 million in 2012, related to certain price reporting litigations
●	Operating income increased to $193.8 million, or 54.1% of net sales, compared to $161.4 million, or 50.4% of net sales
●	Net income attributable to Taro was $155.1 million compared to $128.3 million, a $26.8 million increase, resulting in diluted earnings per share of $3.46 compared to $2.87

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the period ended September 30, 2013, as compared to September 30, 2012, was $159.7 million compared to $81.5 million
●	Cash, including marketable securities, increased $150.4 million to $710.9 million from March 31, 2013

Taro Pharmaceutical Industries Ltd.
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FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for two Abbreviated New Drug Applications (“ANDAs”) for Levocetirizine Dihydrochloride Oral Solution, 2.5mg/5 mL (0.5mg/mL) and Gabapentin Capsules, 100 mg, 300 mg and 400 mg.  During the quarter, the Company filed one ANDA with the FDA.  With this, ANDAs representing nineteen products as well as one NDA await FDA approval.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2014.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended				Six Months Ended
	September 30,				September 30,
	2013		2012		2013	2012
Sales, net	$205,316		$160,974		$358,511	$320,126
Cost of sales	45,845		39,645		92,325	84,701
Gross Profit	159,471		121,329		266,186	235,425

Operating Expenses:
Research and development, net	14,927		10,943		27,139	22,468
Selling, marketing, general and administrative	22,229		19,975		43,182	43,559
Settlements and loss contingencies	2,050		8,000		2,050	8,000
Operating income	120,265		82,411		193,815	161,398

Financial Expenses, net:
Interest and other financial (income) expenses, net	(1,325)		(249)		(2,490)	141
Foreign exchange expense (income)	285		964		(708)	256
Other income, net	130		227		526	591
Income before income taxes	121,435		81,923		197,539	161,592
Tax expense	24,747		16,424		41,782	32,934
Income from continuing operations	96,688		65,499		155,757	128,658

Net loss from discontinued operations	(49)		(17)		(172)	(7)
Net income	96,639		65,482		155,585	128,651
Net income attributable to non-controlling interest	303		132		453	391

Net income attributable to Taro	$96,336		$65,350		$155,132	$128,260

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.15		$1.46		$3.46	$2.88
Diluted	$2.15		$1.46		$3.46	$2.87

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00	)*	$(0.00)*	$(0.00	)*
Diluted	$(0.00	)*	$(0.00	)*	$(0.00)*	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$2.15		$1.46		$3.46	$2.87
Diluted	$2.15		$1.46		$3.46	$2.87

Weighted-average number of shares used to compute net income per share:
Basic	44,776,535		44,684,715		44,773,501	44,614,149
Diluted	44,780,246		44,714,355		44,777,164	44,679,156

*	Amount is less than $0.01.
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	March 31,
	2013	2013
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$350,611	$237,284
Short-term bank deposits	357,157	312,603
Restricted short-term bank deposits	-	7,430
Marketable securities	3,127	3,183
Accounts receivable and other:
Trade, net	127,318	119,810
Other receivables and prepaid expenses	146,040	119,768
Inventories	112,042	109,626
Long-term assets held for sale, net	71	67
TOTAL CURRENT ASSETS	1,096,366	909,771

Long-term receivables and other assets	23,418	23,227
Property, plant and equipment, net	145,527	145,265
Other assets	26,600	28,373
TOTAL ASSETS	$1,291,911	$1,106,636

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,880	$11,330
Trade payables and other current liabilities	215,510	181,201
TOTAL CURRENT LIABILITIES	227,390	192,531

Long-term debt, net of current maturities	17,372	17,269
Deferred taxes and other long-term liabilities	5,139	5,875
TOTAL LIABILITIES	249,901	215,675

Taro shareholders’ equity	1,036,943	886,347
Non-controlling interest	5,067	4,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,291,911	$1,106,636

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2013	2012

Operating Activities:
Net income	$155,585	$128,651
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8,342	9,038
Share-based compensation expense	-	8
Loss on sale of long-lived assets and marketable securities, net	15	106
Increase (decrease) in long-term debt due to currency fluctuations	1,050	(888)
Increase in trade receivables, net	(7,608)	(19,040)
Change in derivative instruments, net	(741)	1,230
Increase in other receivables, prepaid expenses and other assets	(26,059)	(11,679)
(Increase) decrease in inventories, net	(2,858)	165
Effect of exchange differences on inter-company balances	(1,843)	1,367
Increase (decrease) in trade and other payables and liabilities	33,800	(27,475)
Net cash provided by operating activities	159,683	81,483

Investing Activities:
Purchase of property, plant & equipment	(6,747)	(3,217)
Investment in other intangible assets	-	(20)
Proceeds from long-term security deposits and other assets	-	37
Investment in short-term bank deposits	(45,980)	(47,598)
Proceeds from restricted bank deposits	7,430	8,399
(Investment in) proceeds from marketable securities	(73)	4,726
Net cash used in investing activities	(45,370)	(37,673)

Financing Activities:
Excess tax benefits from share-based payment arrangements	80	-
Proceeds from issuance of shares, net	711	4,645
Repayments of long-term debt	(397)	(373)
Net cash provided by financing activities	394	4,272

Effect of exchange rate changes	(1,380)	1,787
Net increase in cash	113,327	49,869
Cash at beginning of period	237,284	238,266

Cash at end of period	$350,611	$288,135

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